

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 6, 2009

Via U.S. Mail

Alan P. Niedzwiecki
President and Chief Executive Officer
Quantum Fuel Systems Technologies Worldwide, Inc.
17872 Cartwright Road
Irvine, CA 92614

> **Re:** **Quantum Fuel Systems Technologies Worldwide, Inc.**
> **Amendment No. 1 to Form S-3**
> **Filed February 27, 2009**
> **File No. 333-156401**
>
> **Form 10-K for the fiscal year ended April 30, 2008**
> **Filed July 3, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 20, 2008**
> **File No. 000-49629**

Dear Mr. Niedzwiecki:

      We have reviewed your responses to the comments in our letter dated January 16, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

Registration Statement on Form S-3

General

   1. Please include currently dated consents of the independent registered public accountants in any future amendments to your Form S-3 registration statement.

Incorporation by Reference, page 2

2. In the event of a delay in the effectiveness of your Form S-3 registration statement, please update the financial statements incorporated by reference in the registration statement as required by Rule 3-12 of Regulation S-X.

Risk Factors, page 6

Our Shareholders Are Subject To Significant Dilution . . . ., page 7

3. We note from your response to our prior comment 3, that "in the event of a price reset to the October 2006 Warrants and/or the August 2008 Warrants, the number of shares of our common stock that are subject to such warrants will increase so that the aggregate purchase price payable applicable to the exercise of the warrants after the reset of the exercise price is the same as the aggregate purchase price payable immediately prior to the reset." We further note from your response that you "have concluded that all conditions described in paragraphs 12-32 in EITF 00-19 that are necessary for equity classification were met as of the issuance date" of the warrants. Given your statement that the number of common shares will increase in relation to the decrease in the exercise price, it is unclear how the company meets the requirement of EITF 00-19 to have an explicit limit on the number of shares to be delivered in a share settlement. Please fully describe to what extent the amount of shares deliverable under the warrant contracts have a limit and if no limit is in the contract, please tell us how you comply with paragraphs 19 through 24 of EITF 00-19. Your response should include the analysis which supports your conclusion that equity classification is appropriate under paragraphs 12 through 32 of EITF 00-19. We may have further comment upon receipt of your response.

4. In a related matter, note that equity-linked instruments (such as warrants), where the criteria set forth in EITF 00-19 are met and therefore classification of the warrant within stockholders' equity is appropriate (meaning that the instrument is eligible for the scope exception in SFAS 133) meet the definition of an off-balance sheet arrangement and should be assessed for materiality to determine whether disclosure is required. We would expect the assessment of materiality to include an analysis of the potential dilutive effect of such instruments, as well as an analysis of the likelihood that the scope exception in SFAS 133 will no longer be available with respect to the instrument (loss of the scope exception could occur as the result of modification to the terms of the instrument, or the issuance of new instruments that can be converted into an unlimited number of shares, thereby tainting other previously issued instruments), which would result in the instrument being treated as a derivative, brought on to the balance sheet at fair value, and marked to market at every period end. Please provide us with your

materiality analysis and if significant, please revise your MD&A and notes to the financial statements to discuss why you chose to issue this type of equity-linked instrument, the potential dilutive effect if the warrants were to be exercised, and the impact of a change in classification upon the registrant's financial statements.

Our Fuel Cell Vehicle Development . . . ., page 10

5. Please update your disclosure in the second paragraph of this risk factor to state that General Motors' most recent independent auditor's report expresses substantial doubt about General Motors' ability to continue as a going concern and there is an increasing likelihood that General Motors' may have to file for bankruptcy protection.

Part II, page II-1

Exhibit 5.1

6. We note your response to previous comment 15; however, please have counsel confirm that the reference in subparagraph (d) to the General Corporation Law of the State of Delaware includes the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations of the state of Delaware. Alternatively, revise the opinion to state that counsel's opinion is based on its review of the applicable statutory provisions, the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations of the state of Delaware. Also, please delete the reference to the "date hereof" in subparagraph (d).

Annual Report on Form 10-K for the fiscal year ended April 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 45

Years Ended April 30, 2007 and 2008, page 45

Quantum Fuel Systems Segment, page 45

7. We note your response to our prior comment 19. However, we continue to believe that if gross profit is a measure used by management to analyze the company's operating results which will continue to be discussed separately in MD&A, you should revise your presentation to ensure consistency with your financial statements by either adding gross profit to your segment footnote or

adding a table to MD&A that discloses the calculation of this measure. Please
confirm that you will revise future filings to include such disclosures.

Notes to Consolidated Financial Statements, page F-9

Note 1. Background and Basis of Presentation, page F-9

Capital Resources, page F-10

8. We refer to the third paragraph on page 16 of your response in which you indicate
that you will consolidate and supplement your disclosures on potential future reset
events related to the "A" warrants in future filings. Please provide us with the
proposed disclosures that you intend to include with regard to these reset features
of the warrants in future filings.

Note 11. Long-term Debt, page F-28

9. We note your response to our prior comment number 33a but continue to believe
that the notes to your financial statements do not include all of the disclosures
required by paragraph 25 of SFAS No.15. Please revise Note 11 to also disclose
the carrying value and fair value of the net assets transferred to your lender in
partial satisfaction of your debt obligations. Also, the fourth paragraph of your
response to our prior comment number 33a indicates that no gain or loss was
recognized in connection with the transfer of assets to your lender and therefore
you believe the disclosure requirements outlined in paragraph 25(c) of SFAS
No.15 are not applicable. However, this information is inconsistent with the
disclosure on pages F-18 and F-19 which indicate an $8.6 million gain was
recognized in connection with the transfer of Tecstar's assets to your lender.
Please advise or revise as appropriate. We may have further comment upon
receipt of your response.

10. Also, we note from the last paragraph of your response to our prior comment
33(a) that you will consolidate and supplement your disclosures to more clearly
present the debt restructuring transaction in future filings.   Please provide us with
the disclosures you intend to provide in any future filings.

Note 16. Business Segments and Geographic Information, page F-41

Business Segments, page F-41

11. Your response to our prior comment 35 indicates that you "believe that the
expenses were appropriately reclassified to discontinued operations as they were
factually supportable costs that were directly attributable to the Tecstar business

segment as they would not have been incurred had the Tecstar business segment not been in operation." Given this statement, it is unclear why these costs were not originally classified within the Tecstar business segment instead of in the Corporate segment. Please advise or revise as appropriate.

12. Assuming a satisfactory response to the above comment, please revise your disclosures in future filings to clearly indicate that the historical indirect expenses of the Corporate segment that were reclassified to discontinued operations as a result of the disposal of the Tecstar Automotive Group represent costs directly attributable to the Tecstar business segment that would not have been incurred had the Tecstar business segment not been in operation. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment.

Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2008

Notes to Condensed Consolidated Financial Statements (Unaudited), page 5

Note 8. Long-term Debt, page 14

13. We note your response to our prior comment number 39a. Please revise the notes to your financial statements in future filings to clearly explain your planned accounting treatment in the event that the company elects to make principal payments on Term Notes A and C using shares of its common stock resulting in recognition of interest expense to the extent the fair value of the shares issued exceeds the debt obligation satisfied.

14. We note from your response to our prior comment 39c that the company believes "that all conditions necessary for equity classification were met for the embedded conversion option and the Make-Whole Amount with regard to paragraphs 12 through 32 of EITF 00-19. Please provide us with your analysis of both the embedded conversion option and Make-Whole provision that supports your conclusion that equity classification is appropriate under paragraphs 12 through 32 of EITF 00-19. We may have further comment upon review of your response.

15. Furthermore, your response to our prior comment 39c indicates that the fair values of the embedded conversion option and the make-whole amounts were recorded as additional paid in capital upon the modifications of the related debt in May 2008. Given that the make-whole amounts are to be paid upon conversion of the related principal by the holder, it is unclear how a fair value at the date of the debt modifications was determined. Please provide us with your calculations of the fair values of the embedded conversion option and make-whole amounts and explain the relevant assumptions used in determining the fair values. In addition,

please tell us your basis or rationale and the relevant technical accounting literature which supports your conclusion for including these amounts in equity prior to the conversion of the related notes. We may have further comment upon receipt of your response.

16. We note from your response to our prior comment 39e that you believe the multiplier met the tests for equity classification pursuant to paragraphs 12 through 32 of EITF 00-19 and that the multiplier meets the scope exclusion of paragraph 11a of SFAS No.133. We further note that the company has the option of repaying the principal on Term Note B with the company's stock, however, it is unclear from your response if repayment is likely to be paid with stock, or to what extent you or the holder can require repayment in stock. Please provide us with your detailed analysis which supports your conclusions, including specific reasons why the multiplier would be classified in equity if freestanding in order to meet the scope exclusion in SFAS 133. Your response should also explain in detail why you believe the multiplier met the tests for equity classification pursuant to paragraphs 12 through 32 of EITF 00-19.

17. In a related matter, please provide us with your analysis of why the embedded multiplier should not be bifurcated under paragraph 12 of SFAS 133. We may have further comment upon receipt of your response.

18. We note your response to our prior comment number 39f. Please revise the notes to your financial statements in future filings to clearly explain how the call and prepayment provisions of Term Note B and the terms of the multiplier contained in Term Note B were revised as a result of the May 2008 modification. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment number 39f.

19. Your response to our prior comment 39g states that you utilized the assistance of outside consultants to value your convertible and term notes. Please provide us with your detailed calculations of the fair value of the Convertible Note with an estimated fair value of $45.1 and $8.1 million, respectively as of May 30, 2008 and October 31, 2008, respectively and the fair value of Term Note B of $26.3 million and $10.7 million, respectively, as of May 30, 2008 and October 31, 2008, respectively.

20. We note your response to prior comment 39h but are unclear as to your basis or rationale for viewing the modifications to the Convertible Note and Term Note B as a single modification transaction. Please tell us whether the modifications made to each of these obligations was contingent or dependant upon modifications being made with respect to both obligations. If not, please explain why you believe it was appropriate to evaluate the modifications of these

obligations on a combined basis pursuant to EITF 96-19 and EITF 06-6.

21. In addition, please provide us with the calculations prepared and used to determine that the modifications to your various obligations to the lender were "substantial" under EITFs 06-06 and 96-19. Computations should be prepared separately for the Convertible Note and Term Note B for each modification date of January 2007, January 2008 and May 2008. Your response should include a detailed analysis for each instrument, including the cash flows under each prior to and subsequent to the modification and the values of the significant modifications, such as the make whole provision both prior to and subsequent to the modification, including how the values of the modifications were determined. We may have further comment upon receipt of your response.

22. We note from your response to our prior comment number 39j that the company allocated the maximum amounts of the modified Convertible Note and Term Note B that could require cash settlement to long-term debt in the company's financial statements with the difference between this amount and the fair values of the modified obligations accounted for as additional paid in capital pursuant to APB 14. Please note that APB 14 applies to convertible debt, debt with stock warrants, and other convertible debt but not to other debt securities which are not convertible. As Term Note B is not convertible, nor does it have attached warrants, it is unclear why you have allocated the premium on the note to additional paid in capital following the guidance of APB 14. Please advise or revise as appropriate.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Linda Cvrkel at (202) 551-3813 or Heather Clark at (202) 551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Michael D. Gibson, Esq.
        Patrick J. Haddad, Esq.
        Fax: (313) 961-0388